Exhibit 12.1

XM Satellite Radio Holdings Inc. and Subsidiaries

Earnings to Fixed Charges

Earnings to Fixed Charges and Preferred Stock Dividends

As defined by Regulation S-K: Item 503(d)

	Predecessor Entity					Successor Entity
(in millions, except ratios)	Fiscal Year Ended December 31,				January 1, 2008 Through July 31, 2008	August 1, 2008 Through December 31, 2008
	2004	2005	2006	2007
Earnings:
Pretax income from continuing operations	(615.1)	(664.4)	(718.9)	(683.3)	(320.9)	(6,437.2)
Minority Interest	—	—	—	11.5	—	—
Equity method losses	—	0.5	23.2	16.5	13.0	25.8
Interest expense, net of amounts capitalized	85.8	107.8	121.3	116.6	73.9	107.2
Amortization of capitalized interest	11.1	14.2	22.3	16.0	9.4	—
Estimate of the interest component of rent expense	1.8	2.0	2.3	2.0	1.6	1.1
Total Earnings	(516.4)	(539.9)	(556.1)	(520.7)	(223.0)	(6,303.1)

Fixed Charges:
Interest expense, net of amounts capitalized	85.8	107.8	121.3	116.6	73.9	107.2
Capitalized interest	31.8	24.1	16.0	7.1	6.9	10.7
Estimate of the interest component of rent expense	1.8	2.0	2.3	2.0	1.6	1.1

Total Fixed Charges	119.4	133.9	145.9	125.7	82.4	119.0

Ratio of Earnings to Fixed Charges (1)	—	—	—	—	—	—
Deficiency in Earnings to Fixed Charges	635.8	673.8	702.0	646.4	305.4	6,422.1

Fixed Charges and Preferred Stock Dividends:
Fixed Charges	119.4	133.9	145.9	125.7	82.4	119.0
Preferred dividend requirements	8.8	8.6	12.8	—	—	—

Total Fixed Charges and Preferred Stock Dividends	128.2	142.5	158.7	125.7	82.4	119.0

Ratio of Earnings to combined Fixed Charges and Preferred Stock Dividends (2)	—	—	—	—	—	—
Deficiency of Earnings to combined Fixed Charges and Preferred Stock Dividends	644.6	682.4	714.8	646.4	305.4	6,422.1

(1)	No figure is provided for any period during which the applicable ratio was less than 1.00. Therefore earnings available for fixed charges were inadequate to cover fixed charges for these periods.

(2)	No figure is provided for any period during which the applicable ratio was less than 1.00. Therefore earnings available for fixed charges and preferred stock dividends were inadequate to cover fixed charges and preferred stock dividends for these periods.